SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Sprague Resources LP
(Name of Issuer)

Common Units Representing Limited Partner Interests
(Title of Class of Securities)

849343 108
(CUSIP Number)

Paul A. Scoff
185 International Drive
Portsmouth, NH 03801
(800) 255-1560
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 28, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

1	Name of Reporting Person Sprague Resources Holdings LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 0

11	Aggregate Amount Beneficially Owned by each Reporting Person: 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.00%
14	Type of Reporting Person HC; OO

1	Name of Reporting Person Axel Johnson Inc.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 0

11	Aggregate Amount Beneficially Owned by each Reporting Person: 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.00%
14	Type of Reporting Person CO

1	Name of Reporting Person Lexa International Corporation
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 0

11	Aggregate Amount Beneficially Owned by each Reporting Person: 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.00%
14	Type of Reporting Person CO

1	Name of Reporting Person Antonia Ax:son Johnson
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Sweden

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 0

11	Aggregate Amount Beneficially Owned by each Reporting Person: 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.00%
14	Type of Reporting Person IN

SCHEDULE 13D

The Reporting Persons named in Item 2 below are hereby jointly filing this Amendment No. 9 to Schedule 13D (this “Amendment”) to report that on May 28, 2021, pursuant to the terms of the previously announced purchase agreement, dated April 20, 2021 (the “Purchase Agreement”), among Sprague Resources Holdings LLC, a wholly owned subsidiary of Axel Johnson Inc. (“Sprague Holdings”), Sprague HP Holdings, LLC (“Buyer”) and, solely for purposes of Section 11.14 thereof, Hartree Partners, LP (“Hartree”), Sprague Holdings sold to Buyer all of Sprague Holdings’ interest in Sprague Resources GP LLC (the “General Partner”), the general partner of Sprague Resources LP (the “Partnership”), all of the common units representing limited partner interests (“Common Units”) that Sprague Holdings owns in the Partnership and all of the Partnership’s Incentive Distribution Rights, as defined in the First Amended and Restated Agreement of Limited Partnership of the Partnership (as amended, the “Partnership Agreement”). As a result, this Amendment is being filed to disclose that the Reporting Persons (as defined below) have ceased to be the beneficial owners of more than five percent of the outstanding Common Units of the Partnership. This Amendment is the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

This Amendment amends and supplements the information provided in the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on November 12, 2013 (such Schedule 13D, as amended and supplemented by Amendment No. 8, filed on April 20, 2021, Amendment No. 7, filed on March 8, 2021, Amendment No. 6, filed on February 11, 2021, Amendment No. 5, filed on June 5, 2020, Amendment No. 4, filed on June 4, 2020, Amendment No. 3, filed on March 27, 2020, Amendment No. 2, filed on March 23, 2017, and Amendment No. 1, filed on December 12, 2014, the “Original Schedule 13D”).

Item 1.	Security and Partnership

No modification is made to Item 1 of the Original Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	This Statement is filed by:

i.	Sprague Holdings;

ii.	Axel Johnson Inc., a Delaware corporation (“Axel Johnson”);

iii.	Lexa International Corporation, a Delaware corporation (“Lexa”); and

iv.	Antonia Ax:son Johnson, a citizen of Sweden (“Ms. Johnson” and, together with Sprague Holdings, Axel Johnson and Lexa, the “Reporting Persons”).

All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Sprague Holdings is a wholly-owned subsidiary of Axel Johnson. Axel Johnson is a wholly-owned subsidiary of Lexa. Lexa, through certain non-U.S. entities, is controlled by Ms. Johnson.

As a result of the closing of the transactions contemplated by the Purchase Agreement (the “Closing”), Sprague Holdings is no longer the beneficial or record owner of any Common Units and no longer owns any interest in the General Partner or the Incentive Distribution Rights.

(b)            The business address of Sprague Holdings is 185 International Drive, Portsmouth, NH 03801. The business address of Axel Johnson is 155 Spring Street, 6th Floor, New York, NY 10012. The business address of Lexa is 2410 Old Ivy Road, Suite 300, Charlottesville, VA 22903. The business address of Ms. Johnson is c/o Axel Johnson Inc., 155 Spring Street, 6th Floor, New York, NY 10012.

(c)	The principal business of:

i.	Axel Johnson is to hold equity interests in Sprague Holdings and other entities;

ii.	Lexa is to hold equity interests in Axel Johnson and other entities; and

iii.	Ms. Johnson is to serve as Chairman of Axel Johnson Group.

(d)           None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

In accordance with the provisions of General Instruction C to Schedule 13D, certain information concerning the executive officers and directors of the Reporting Persons and persons controlling the Reporting Persons, as applicable (collectively, the “Covered Persons”), required by Item 2 of Schedule 13D is provided on Schedule I and is incorporated by reference herein. To the Reporting Persons’ knowledge, none of the Covered Persons listed on Schedule 1 as a director or executive officer of Sprague Holdings, Axel Johnson or Lexa has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Sources and Amount of Funds or Other Consideration

No modification is made to Item 3 of the Original Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended by adding the following information:

On May 28, 2021, pursuant to the terms of the previously announced Purchase Agreement, Sprague Holdings sold to Buyer all of Sprague Holdings’ interest in the General Partner, all of the Common Units that Sprague Holdings owns in the Partnership and all of the Partnership’s Incentive Distribution Rights. Pursuant to the Purchase Agreement, Michael Milligan, Sally Sarsfield, Gary Rinaldi and Ben Hennelly resigned as directors of the General Partner, effective as of the Closing.

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreement, which is filed as Exhibit G to the Original Schedule 13D and is incorporated by reference in its entirety into this Item 4.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a) - (b) None of the Reporting Persons beneficially own any Common Units and, therefore, each of the Reporting Persons owns 0.00% of the issued and outstanding Common Units.

(c)   Except as described in Item 4 above or elsewhere in this Statement, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Persons has effected any transactions in the common units during the past 60 days, except for transactions by the Covered Persons pursuant to pre-arranged trading plans under Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, and reported on Form 4.

(d)    Not applicable.

(e)    As a result of the Closing, on May 28, 2021, the Reporting Persons ceased to own any Common Units and, accordingly, this Amendment No. 9 constitutes an exit filing for the Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 above is incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits

No modification is made to Item 7 of the Original Schedule 13D.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: May 28, 2021

SPRAGUE RESOURCES HOLDINGS LLC

By:	/s/ Paul A. Scoff
Name:	Paul A. Scoff
Title:	Vice President, General Counsel, Chief Compliance Officer and Secretary

AXEL JOHNSON INC.

By:	/s/ Paul A. Scoff
Name:	Paul A. Scoff
Title:	Attorney-in-fact

LEXA INTERNATIONAL CORPORATION

By:	/s/ Paul A. Scoff
Name:	Paul A. Scoff
Title:	Attorney-in-fact

ANTONIA AX:SON JOHNSON

By:	/s/ Paul A. Scoff
Name:	Paul A. Scoff
Title:	Attorney-in-fact